SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 Third Avenue 3511 Camino Del Rio South
(No. and Street)

New Brighton San Diego (City) PA CA (State) 15066 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blake Daniels 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd (Address) Pittsburgh (City) PA (State) 15227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 8/30/13

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goff Backa Alfera & Company, LLC
Certified Public Accountants

Keystone Capital Corporation

Audited Financial Statements
For The Year Ended
June 30, 2013

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Keystone Capital Corporation

Audited Financial Statements
For The Year Ended
June 30, 2013

Keystone Capital Corporation
Index to Audited Financial Statements
For The Year Ended June 30, 2013

CONTENTS

Goff Backa Alfera & Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Keystone Capital Corporation
New Brighton, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Keystone Capital Corporation (the Company) as of June 30, 2013, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Capital Corporation as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
August 26, 2013

Keystone Capital Corporation
Statement of Financial Condition
June 30, 2013

ASSETS		
Cash	$	33,112
Cash in centralized registration depository account		1,871
Deposit with clearing organization		26,874
Commissions receivable		4,211
Prepaid insurance		970
Deferred tax asset		40,000
Equipment		5,127
Accumulated depreciation		(1,272)
TOTAL ASSETS	$	110,893
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	50
Accrued expenses		8,461
Commissions payable		3,790
TOTAL LIABILITIES		12,301
SHAREHOLDERS' EQUITY		
Common stock ($1 par value;10,000 shares authorized; 1,050 shares issued and outstanding)		1,050
Additional paid-in capital		265,952
Accumulated deficit		(168,410)
TOTAL SHAREHOLDERS' EQUITY		98,592
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	110,893

Keystone Capital Corporation
Statement of Operations
For the Year Ended June 30, 2013

REVENUES		
Commissions	$	51,724
Consulting income		1,500
Interest		1,633
Other income		3,948
TOTAL REVENUES		58,805
EXPENSES		
Commissions and fees		57,982
Salaries and related taxes		42,456
Licenses		20,685
Professional fees		12,070
Communications		10,741
Occupancy		7,053
Office		7,015
Insurance		3,612
Travel		3,314
Postage and delivery		1,698
Depreciation		979
Interest		867
Taxes		859
Meals and entertainment		570
Dues and subscriptions		525
Other		385
Advertising		127
Bank fees		52
TOTAL EXPENSES		170,990
LOSS BEFORE BENEFIT FOR INCOME TAXES		(112,185)
BENEFIT FOR INCOME TAXES		(40,000)
NET LOSS	$	(72,185)

Keystone Capital Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2013

	Common Stock			Paid-in		Accumulated		Total Shareolders'
	Shares		Par Value		Capital		Deficit		Equity

	Common Stock Shares		Common Stock Par Value		Paid-in Capital		Accumulated Deficit		Total Shareolders' Equity
Balance at June 30, 2012	1,050	$	1,050	$	113,194	$	(96,225)	$	18,019
Capital contributions	-		-		152,758		-		152,758
Net loss	-		-		-		(72,185)		(72,185)
Balance at June 30, 2013	1,050	$	1,050	$	265,952	$	(168,410)	$	98,592

See Independent Auditors' Report and Notes to Financial Statements.

Keystone Capital Corporation
Statement of Cash Flows
For the Year Ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(72,185)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation expense		979
Deferred taxes		(40,000)
Changes in assets/liabilities:		
Increase in commissions receivable		(1,197)
Increase in prepaid expenses		(970)
Decrease in accounts payable		(15,802)
Increase in accrued expenses		8,461
Increase in commissions payable		1,374
NET CASH USED FOR OPERATING ACTIVITIES		(119,340)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(3,370)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		152,758
NET INCREASE IN CASH		30,048
CASH AT BEGINNING OF YEAR		31,809
CASH AT END OF YEAR	$	61,857
SUPPLEMENTAL DISCLOURE		
Cash paid for interest	$	867

Keystone Capital Corporation
Notes to Financial Statements
For The Year Ended June 30, 2013

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Keystone Capital Corporation (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a registered broker-dealer licensed by the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recognized as they are earned, and are based on historical production level of sales for various products.

Commissions Receivable

Commissions receivable consisted of estimated revenues due from investment and insurance companies earned by Company representatives on which the investment and insurance companies have not paid the Company as of year end. The commissions at June 30, 2013, have been estimated using the preceding twelve months cash receipts. Management feels that this balance is fully collectable and an allowance has not been established.

Equipment and Depreciation

Equipment is stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not extend asset lives are charged to expense as incurred.

Commissions Payable

Commissions payable consists of the estimated portion of the commissions receivable payable to the Company's registered representatives. This estimate is based on the historical average payout ratio, which is based on signed contracts with each of the registered representatives.

Note 1 - Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company records deferred income tax assets and liabilities based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities.

The Financial Accounting Standards Board ("FASB") issued ASC 740 Income Taxes which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company's evaluation as of June 30, 2013 revealed no uncertain tax positions.

Concentration of Risk

The Company maintains cash interest bearing deposits at several financial institutions. Two of these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 limit per institution. At June 30, 2013, the Company's cash balance with these two institutions did not exceed the FDIC limit. The other financial institutions are not insured by the FDIC. At June 30, 2013, the Company's uninsured cash balance with these institutions was $28,745.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Operating Lease

During the year, the Company entered into a three year lease agreement for office space commencing on December 7, 2012 and ending on December 31, 2015. The lease calls for monthly payments of $1,000. Future lease payments for the years ending June 30, 2014, 2015, and 2016 are $12,000, $12,000, and $6,000, respectively. For the year ended June 30, 2013, rent expense was $6,903 and was included in the occupancy expenses on the statement of operations.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of June 30, 2013, the Company had net capital of $45,475 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

Note 4– Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended June 30, 2013; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 5 – Income Taxes

The Company files income tax returns in the U.S federal and California jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations for years before 2010.

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company had available at June 30, 2013, an estimated federal net operating loss carryforward of approximately $190,000. The estimated net operating loss carryforward will expire at various times through 2033. Additionally, the Company's ability to utilize the net operating loss carryforward is limited by Internal Revenue Code Section 382 and related Treasury Regulations because of changes in ownership, as of June 30, 2013 the Company estimates that $130,000 of operating losses are usable to offset future operating income. Any amount of the annual loss limitation not utilized in a given year, beginning in 2013, is carried forward and will be available to offset against tax liabilities in future years (subject to expiration as described above).

The benefit for income taxes at June 30, 2013 was comprised of the following:

Federal - deferred	$ 30,000
State - deferred	10,000
Benefit for income taxes	$ 40,000

The deferred tax asset at June 30, 2013 consisted of the net operating loss carryforward in the amount of $40,000.

Note 6 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 7 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through August 26, 2013, which is the date the financial statements were available to be issued.

Keystone Capital Corporation
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2013

	Original Focus Report	Adjustments	Audited Financial Statements
Net capital			
Total shareholders' equity	$ 61,068	37,524	$ 98,592
Deductions and /or charges:			
Non-allowable assets:			
CRD account	1,871		1,871
Net commissions receivable	-	421	421
Deferred taxes	-	40,000	40,000
Prepaid expenses	-	970	970
Equipment net	1,464	2,391	3,855
Total non-allowble assets	3,335		47,117
Net capital	$ 57,733		$ 51,475
Aggregate indebtedness	$ 2,284	10,017	$ 12,301
Computation of basic net capital requirement			
Minimum net capital required	$ 5,000		$ 5,000
($5,000 or 6 2/3% of aggregate indebtedness)			
Excess net capital (net capital minus minimum net capital)	$ 52,733		$ 46,475
Excess net capital at 100%	$ 51,733		$ 45,475
(Net capital minus 10% of total aggregate indebtedness or 120% of minimum net capital required)			
Ratio: aggregate indebtedness to net capital	4%		24%

Adjustments to shareholders equity between original focus report and amended focus report consist of:

Adjustment to correct accounts payable	$ 1,273
Adjustment to correct accounts receivable	(318)
Adjustment to correct cash and cash equivalent accounts	287
Adjustment to record accrued expenses	(7,500)
Adjustment to record commissions receivable	4,211
Adjustment to record commissions payable	(3,790)
Adjustment to capitalize fixed asset and record depreciation	2,391
Adjustment to record prepaid insurance	970
Adjustment to record deferred tax asset	40,000
	$ 37,524

Keystone Capital Corporation
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Keystone Capital Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Keystone Capital Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
As of June 30, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).

Goff Backa Alfera & Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Shareholders of
Keystone Capital Corporation

In planning and performing our audit of the financial statements of Keystone Capital Corporation (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies. and communicated them in writing to management and those charged with governance on August 26, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
August 26, 2013

Goff Backa Alfera & Company, LLC

Certified Public Accountants

Keystone Capital Corporation
Agreed-Upon-Procedures
For The Year Ended
June 30, 2013

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Keystone Capital Corporation
Agreed-Upon-Procedures
For The Year Ended
June 30, 2013

Keystone Capital Corporation
Index to Agreed-Upon-Procedures
For The Year Ended June 30, 2013

CONTENTS

PAGE

Goff Backa Alfera & Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to Keystone Capital Corporation SIPC Assessment Reconciliation

To the Shareholders
Keystone Capital Corporation
New Brighton, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Keystone Capital Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Keystone Capital Corporation, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Keystone Capital Corporation's management is responsible for Keystone Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, no differences were noted;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, no differences were noted;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The adjustments consisted of deductions from total revenue, and were traced to the Form X-17A-5 and to the audited financial statements. No differences were noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules. There were no adjustments noted in Form SIPC-7. No differences were noted; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. This step was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

Goff Backa Alfera & Company, LLC
August 26, 2013

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028032 FINRA JUN
KEYSTONE CAPITAL CORPORATION
3511 CAM DEL RIO S STE 406
SAN DIEGO CA 92108-4021

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
BLAKE W. DANIELS, CFO
724-846-2488

2. A. General Assessment (item 2e from page 2)		$ 7
B. Less payment made with SIPC-6 filed (exclude interest) 03-05-2013 Date Paid		(2)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		5
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

— N/A —

— N/A —

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KEYSTONE CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

Blake W. Daniels
(Authorized Signature)

CFO
(Title)

Dated the 20TH day of AUGUST, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 58,487
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		50,974
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTEREST, REIMBURSEMENT AND CONSULTING. (Deductions in excess of $100,000 require documentation)		4,663
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		55,637
2d. SIPC Net Operating Revenues		$ 2,850
2e. General Assessment @ .0025		$ 7
		(to page 1, line 2.A.)

Note: Operating revenues ties to 2 seperate g/l accounts. the equity commissions and the 529 commissions.